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                                                                    Exhibit 4.16

                         KOHRMAN JACKSON & KRANTZ P.L.L.

                                ATTORNEYS AT LAW
                        20th FLOOR, ONE CLEVELAND CENTER
                              CLEVELAND, OHIO 44114


                                    -------



Steven L.  Wasserman             216-696-8700      Sheila J.  Pecek, Assistant
Direct Dial:  216-736-7220       TELECOPIER        Direct Dial: 216-736-7267
E-mail: slw@kjk.com              216-621-6536      E-mail: sjp@kjk.com

                                                   August 1, 1996



Nicholas R. Wilson, President
SecurFone America, Inc.
2016 Catalina Marie
Las Vegas, NV  89014

         Re:      FEE AGREEMENT FOR PROFESSIONAL SERVICES

Dear Nick:

         This letter will confirm our agreement concerning on-going representation of SecurFone America, Inc. It has been our experience that the attorney-client relationship works best when there is a mutual understanding about fees, terms and billing procedures. Thus, in order to avoid any misunderstanding, it is the policy of our firm to require a written agreement.

LEGAL FEES
----------

         Our fees for legal services shall be charged on an hourly basis and are based generally on the time requirements of the assignment. Our hourly billing rates range from $55.00 to $250.00 per hour. Paralegals' time is billed from $55.00 to $75.00 per hour, associates' time is billed from $85.00 to $160.00 per hour, and partners' time is billed from $170.00 to $250.00 per hour. We shall determine which of our attorneys shall be assigned to a particular matter from time to time, based upon considerations of allocations of attorneys' time and the degree of expertise of our attorneys in any given situation. Rate changes may occur from time to time during the course of our representation, but such changes ordinarily would not occur more frequently than annually. In special situations, other arrangements as to the method of calculating fees may be made by mutual agreement confirmed in writing.

COSTS AND DISBURSEMENTS
-----------------------

         Certain costs incurred in rendering legal services on your behalf, such as filing fees, long distance telephone calls, telecopier, messenger/courier services, computerized research (including LEXIS and Westlaw), copying and delivery charges, travel expenses, court reporter charges and the like, are payable by you. Invoices for such items will either be sent directly to you for payment, or, if advanced by the firm, will be billed to you by the firm. Large disbursement billings will ordinarily be forwarded to you for payment directly to the supplier.



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KOHRMAN JACKSON & KRANTZ P.L.L.

Nicholas R. Wilson, President
August 1, 1996
Page 2
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BILLING
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         Statements for services rendered and costs advanced by the firm are rendered to clients at regular intervals, usually monthly. The monthly statement of account contains an itemization of services rendered and amounts outstanding, if any, as of the date the statement is prepared. Due to the manner in which certain costs and expenses are received and compiled, some expense items may actually be billed 30 to 60 days after they are incurred.

PAYMENT; ISSUANCE OF COMMON STOCK
---------------------------------
         All bills are payable immediately upon receipt. It is the policy of Kohrman Jackson & Krantz P.L.L. not to perform any work for any client who is more than thirty (30) days in arrears on any outstanding bill. Despite this policy, you have indicated that due to the nature of SecurFone's business there may be delays in payment while the company's network is being developed. We have agreed to accept payment in cash for 50% of our regular monthly billings together with full reimbursement of all costs and disbursements, with the balance of our fees will be payable in common stock of SecurFone at an agreed value of $2.50 per share. SecurFone agrees to issue such shares to the firm at such time as SecurFone becomes publicly traded, and SecurFone will register such shares at its sole expense. Our firm will advise you in writing of the total amount outstanding at the time such shares are to be issued. Thereafter, all billings shall be payable immediately upon receipt.

ATTORNEYS FEES
--------------
         Our firm or our assignees shall be entitled to recover the reasonable attorneys' fees incurred by or on behalf of our firm, or by or on behalf of our assignees, in any litigation, including appeals, instituted to collect our fees.

ESTIMATES
---------
         Any estimates of anticipated fees that we provide at the request of a client, whether for budgeting purposes or otherwise, are, due to the uncertainties involved, necessarily only an approximation of potential fees. Under no circumstances are such estimates a maximum or minimum fee quotation. Our actual fees will be determined in accordance with the policies described above.

QUESTIONS ABOUT BILLING
-----------------------
         You are encouraged to discuss any questions you have about statements rendered to you with me, the attorney primarily responsible for your account, or with our Accounting Department.



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KOHRMAN JACKSON & KRANTZ P.L.L.

Nicholas R. Wilson, President
August 1, 1996
Page 3
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CONFIRMATION
------------

         Please confirm your understanding and acceptance of the above terms by signing the acknowledgment on the enclosed copy of this letter and returning it to me.

         Throughout our representation we will remain prompt and accessible, and we will, of course, apprise you of all significant developments in this matter. If at any time you have any questions or concerns, please do not hesitate to contact me.

         Please call me if you should have any questions. I look forward to working with you.

                                                Very truly yours.

                                                /s/ Steven L. Wasserman

                                                Steven L. Wasserman

SLW/sjp



         I ACKNOWLEDGE THAT I HAVE READ AND UNDERSTOOD THIS LETTER, AND THAT I AGREE TO ITS TERMS.


                                         SECURFONE AMERICA, INC.

                                         /s/ Nicholas R. Wilson
                                         ---------------------------------------
                                         NICHOLAS R. WILSON, PRESIDENT



                                          8/2/96                     CHAIRMAN
                                          --------------------------------------
                                          DATE